By Email and FedEx

December 17, 2014

Mr. Peter S. Hellman, Lead Director

Owens-Illinois, Inc.

One Michael Owens Way

Perrysburg, Ohio 43551

Dear Peter:

As you know, Atlantic manages funds and other accounts that currently own over 12 million shares of Owens-Illinois (“OI”), or 7.3% of the Company. Clearly, we have a keen interest in ensuring that OI achieves sustainable growth in shareholder value. We hope the Board shares this interest.

You and the Board are the stewards of a phenomenal enterprise: as the largest producer of glass bottles in the world, owning 77 glass container plants in 21 countries with an estimated $13 billion replacement value, $7 billion in net sales, 22,500 employees worldwide, 1,900-plus worldwide patents, 49,000 customers in 86 countries, having monopoly or duopoly market positions in all key markets, providing the leading beer, beverage, wine and liquor companies in the world with the most preferred premium packaging, OI has sustainable competitive advantages, high barriers to entry and strong customers and end-markets. Effective management of these assets and attributes should translate into solid capital appreciation over time. Yet, it has not. OI stock has underperformed its peers and the equity market in the past 3-5 years and since Chairman, CEO and President Albert Stroucken assumed control of OI in late 2006.

We have engaged in constructive behind-the-scenes dialogue with you and your predecessor, Corbin McNeill Jr., for over two years. As you know, we have also had constructive interactions with Mr. Stroucken for the past five years.

While we acknowledge that you have taken action on some of our proposals, a number of them have been rejected. Most importantly, we are dismayed with the overall poor and reactive leadership style of Mr. Stroucken, which we believe is behind the repeated operational missteps, key employee departures, belated restructurings and an overall lack of effectiveness in running this company. Further, Mr. Stroucken leaves most of the messaging to investors to his CFO and is quick to assign blame to macro factors when earnings miss the target.

This year, OI’s shares are down 32%, again significantly underperforming its peers. Tragically, a large part of this underperformance is self-inflicted and unnecessary. Our patience with the lack of shareholder value creation under Mr. Stroucken’s leadership, and with the Board's failure to adequately address this issue, has run out. Hence, we are filing this letter with our amended 13-D in order to open up the dialogue with other OI stakeholders about the future direction and leadership of this great company.

The Board urgently needs to demonstrate that it is taking its fiduciary responsibility seriously, by taking control of the Company, ending the current management credibility crisis and putting OI firmly on a path towards sustainable long-term shareholder value creation. Here are the actions we urge the Board to take immediately:

1.	Announce the early retirement and succession plan for the CEO. Commence an internal and external search for a new CEO.

2.	Separate the roles of chairman and CEO. Either you or one of your co-directors should assume the chairman position.

3.	Implement a modest dividend. OI can afford an $0.08/share quarterly dividend, which would provide a 1.3% yield to reward existing shareholders and attract income-focused investors who are unable to invest in non-dividend paying companies. This dividend would represent less than 20% of your annual free cash flow, per your public guidance.

4.	Move to mark-to-market pension accounting. This would increase earnings per share by at least $0.50, as per your CFO’s December 11, 2014 investor presentation (page 11). Mark-to-market accounting is an increasingly standard practice among U.S. public companies.

5.	Re-initiate a $3.50+ EPS target as soon as possible. We believe that with improved operational management, front-loading your $500 million share buyback, and a move to mark-to-market pension accounting, OI can achieve EPS of $3.50 by 2016. State this as your goal and present a credible road map to achieving this EPS goal.

Bold action is required now to put OI back on track to restored management credibility and towards achieving its EPS earnings power. I trust that you and the Board will do what is right and necessary to create shareholder value.

Sincerely,

/s/ Alex Roepers

Alex Roepers

President and CIO